UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Pervasive Software Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    715710109

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715710109
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Michael E. Hoskins
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,802,868*
	6.	Shared voting power 0
	7.	Sole dispositive power 1,802,868
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,802,868*
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 10.2%
12.	Type of reporting person (see instructions) IN

*	Of these shares, 1,719,518 are held in the name of Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Cordoba, LLC and in this capacity has sole voting and dispositive power over such shares. 14,900 shares were held in the name of Armidale, L.P., a Texas limited partnership, of which Salamanca, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Salamanca, LLC.

CUSIP No. 715710109
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Rotenburg, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Partnership organized under the laws of Texas
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,719,518
	6.	Shared voting power 0
	7.	Sole dispositive power 1,719,518
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,719,518
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 9.7%
12.	Type of reporting person (see instructions) PN

CUSIP No. 715710109
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Armidale, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Partnership organized under the laws of Texas
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 14,900
	6.	Shared voting power 0
	7.	Sole dispositive power 14,900
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 14,900
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 0.1%
12.	Type of reporting person (see instructions) PN

Item 1.	(a)	Name of Issuer:

Pervasive Software Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12365 Riata Trace Parkway, Building B, Austin, TX 78727

Item 2.	(a)	Name of Person Filing:

Michael E. Hoskins

Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Cordoba, LLC

Armidale L.P., a Texas limited partnership. Salamanca LLC, a Texas limited liability company is the general partner of Armidale L.P. Mr. Hoskins is the managing member of Armidale L.P.

	(b)	Address of Principal Business Office or, if none, Residence:

Michael E. Hoskins

12365 Riata Trace Parkway, Building B

Austin, TX 78727

Rotenburg, L.P., a Texas limited partnership

c/o Lowenberg Wealth Management Group

815A Brazos Street, Suite 266

Austin, TX 78701

Armidale L.P., a Texas limited partnership

c/o Lowenberg Wealth Management Group

815A Brazos Street, Suite 266

Austin, TX 78701

	(c)	Citizenship:

Michael E. Hoskins - United States of America Rotenburg, L.P. – organized under the laws of the State of Texas Armidale L.P. – organized under the laws of the State of Texas

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

715710109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,802,868*

(b) Percent of class:

10.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1,802,868 shares*

(ii) Shared power to vote or to direct the vote

0 shares

(iii) Sole power to dispose or to direct the disposition of

1,802,868 shares*

(iv) Shared power to dispose or to direct the disposition of

0 shares

*  Of these shares, 1,719,518 are held in the name of Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Cordoba, LLC and in this capacity has sole voting and dispositive power over such shares. 14,900 shares were held in the name of Armidale, L.P., a Texas limited partnership, of which Salamanca, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Salamanca, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Michael E. Hoskins

Rotenburg, L.P., a Texas limited partnership, of which Cordoba, LLC, a Texas limited liability company is the general partner. Mr. Hoskins is the managing member of Cordoba, LLC

Armidale L.P., a Texas limited partnership. Salamanca LLC, a Texas limited liability company is the general partner of Armidale L.P. Mr. Hoskins is the managing member of Armidale L.P.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

/s/ Michael E. Hoskins
Signature

Michael E. Hoskins
Name/ Title

ROTENBURG, L.P. a Texas limited partnership

By:	CORDOBA LLC, a Texas limited liability company

	By:	Michael E. Hoskins, managing member

February 12, 2010
Date

/s/ Michael E. Hoskins
Signature

Michael E. Hoskins
Name/ Title

ARMIDALE L.P. a Texas limited partnership

By:	SALAMANCA, LLC, a Texas limited liability company

	By:	Michael E. Hoskins, managing member

February 12, 2010
Date

/s/ Michael E. Hoskins
Signature

Michael E. Hoskins
Name/ Title